Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
For the Nine Months Ended September 30, 2003
(Dollars in Thousands)
(As Restated)

EARNINGS:
Income before income taxes and minority interest	$144,074
Add (Deduct):
Earnings on Equity Method Investments	(37,911)
Distributions from Minority Subsidiaries	21,685
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(9,289)
118,559

Add fixed charges:
Consolidated interest expense	145,635
Interest Portion (1/3) of Consolidated Rent Expense	20,596
$284,790

FIXED CHARGES:
Consolidated interest expense	$145,635
Interest Portion (1/3) of Consolidated Rent Expense	20,596
$166,231

RATIO OF EARNINGS TO FIXED CHARGES	1.71

Tax-Effected Preferred Dividends	$535
Fixed Charges	166,231
Fixed Charges and Preferred Dividends	$166,766

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.71